

Mail Stop 4720

October 8, 2015

Via E-mail
Thomas A. Borner
President and Chief Executive Officer
PB Bancorp, Inc.
40 Main Street
Putnam, CT 06260

> **Re: PB Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2015**
> **File No. 333-206892**

Dear Mr. Borner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page

2.   Please include the "Subject to Completion" legend as required by Item 501(b)(10) of Regulation S-K or advise.

Transactions With Certain Related Persons, page 91

3. In the last sentence of the first paragraph of this section, please delete the qualification that "Management believes" or explain to us why such qualification is appropriate under Instruction 4 to Item 404(a) of Regulation S-K.

Executive Compensation, page 92

4. We note your reference in the first risk factor on page 27 to certain employment agreements that you have entered into with your executive officers. Please revise to disclose the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. Refer to Item 402(o)(1) of Regulation S-K. In addition, please separately file the same as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K for guidance.

Beneficial Ownership of Common Stock, page 97

5. Please identify the natural person or persons with voting or dispositive power over the shares owned by Putnam Bancorp, MHC.

Proxy/Prospectus for current, PSB Holdings public shareholders

Letter to Shareholders/Cover Page

6. Please clarify, if true, that shareholders of PSB Holdings do not have any subscription rights in the common stock offering, absent any status that they might have as depositors.

Proposal 1 — Approval of the Plan of Conversion . . . , page 14

7. We note your statement in the first full paragraph on page 15 of the proxy/prospectus that you "may offer for sale shares of common stock not purchased in the subscription offering or the community offering through a syndicated *or firm commitment underwritten offering*" (emphasis added). We are unable to locate any reference to a firm commitment underwritten offering elsewhere in the prospectus. Please make appropriate revisions throughout the prospectus to describe the firm commitment underwritten offering in greater detail or remove the reference to such an offering.

Part II

Exhibits

8. The exhibit index indicates that you have omitted all exhibits to the Form of Agency Agreement filed as exhibit 1.2. Please note that absent an order granting confidential treatment or as otherwise explicitly permitted by Item 601 of Regulation S-K, you must

file complete copies, including attachments, of all required exhibits in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Please file all the exhibits to your exhibit 1.2 in their entirety. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

9.   Please file all required exhibits as promptly as possible. If you are not in a position to file the federal and state tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be submitted as correspondence.

10.   We note that you plan to file exhibits 8.1, 8.2, 99.4 and 99.5 "supplementally." Please tell us why you believe that is appropriate or revise to indicate that they will be filed in an amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Ned Quint, Esq.